UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

China Distance Education Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16944W104***

(CUSIP Number)

Zhengdong Zhu

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

Telephone: +86-10-8231-9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China	David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States of America

June 28, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing four ordinary shares.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16944W104	13D/A	Page 1 of 6

1	Names of reporting persons Zhengdong Zhu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 53,646,761
	9	Sole dispositive power 0
	10	Shared dispositive power 53,646,761

11	Aggregate amount beneficially owned by each reporting person 53,646,761
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 39.97%
14	Type of reporting person (see instructions) IN

CUSIP No. 16944W104	13D/A	Page 2 of 6

1	Names of reporting persons Baohong Yin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 53,646,761
	9	Sole dispositive power 0
	10	Shared dispositive power 53,646,761

11	Aggregate amount beneficially owned by each reporting person 53,646,761
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 39.97%
14	Type of reporting person (see instructions) IN

CUSIP No. 16944W104	13D/A	Page 3 of 6

1	Names of reporting persons Champion Shine Trading Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 53,520,241
	9	Sole dispositive power 0
	10	Shared dispositive power 53,520,241

11	Aggregate amount beneficially owned by each reporting person 53,520,241
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 39.87%
14	Type of reporting person (see instructions) CO

CUSIP No. 16944W104	13D/A	Page 4 of 6

Explanatory Note

This Amendment No. 10 to the statement on Schedule 13D (“Amendment No. 10”) relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares, each representing four Ordinary Shares (the “ADSs”, and together with the Ordinary Shares, the “Shares”), issued by China Distance Education Holdings Limited (the “Issuer”).

The Reporting Persons filed the initial statement on Schedule 13D on December 13, 2011 (the “Initial Statement”) that was amended by:

•	Amendment No. 1 filed on March 20, 2014 (“Amendment No. 1”),

•	Amendment No. 2 filed on January 7, 2015 (“Amendment No. 2”),

•	Amendment No. 3 filed on November 30, 2015 (“Amendment No. 3”),

•	Amendment No. 4 filed on January 5, 2017 (“Amendment No. 4”),

•	Amendment No. 5 filed on April 20, 2017 (“Amendment No. 5”),

•	Amendment No. 6 filed on June 25, 2018 (“Amendment No. 6”),

•	Amendment No. 7 filed on August 22, 2018 (“Amendment No. 7”),

•	Amendment No. 8 filed on November 9, 2018 (“Amendment No. 8”), and

•	Amendment No. 9 filed on December 27, 2018 (“Amendment No. 9”).

Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and the Initial Statement, taken together, are the “Statement”. Capitalized terms used in this Amendment No. 10, but not otherwise defined, have the meanings given to them in the Initial Statement or Amendment Nos. 1 through 9, as appropriate.

Amendment No. 10 discloses only information that has changed since the filing of Amendment No. 9, and amends and supplements disclosure under Item 6 contained in the Statement, and amends and restates Item 5 of the Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

“The percentages used herein are based on 134,230,689 outstanding Ordinary Shares as of March 31, 2019, as reported in the Form 6-K filed on May 17, 2019.

(a) Zhengdong Zhu and Baohong Yin may be deemed to have beneficial ownership of an aggregate of 53,646,761 Shares, consisting of (i) 44,800,245 ordinary shares and 2,179,999 ADSs, representing 8,719,996 ordinary shares, held by Champion Shine Trading Limited (“CST”), a company wholly owned by Zhengdong Zhu; (ii) 30,000 ordinary shares held by Baohong Yin; and (iii) 96,520 ordinary shares held by Zhengdong Zhu. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Baohong Yin may be deemed to share the voting and dispositive power over the ordinary shares beneficially held by Zhengdong Zhu and vice versa. Such Shares represent approximately 39.97% of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act.

CST may be deemed to have beneficial ownership of an aggregate of 53,520,241 Shares, consisting of 44,800,245 ordinary shares and 2,179,999 ADSs, representing 8,719,996 ordinary shares. Such Shares represent approximately 39.87% of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act.

(b) Zhengdong Zhu and Baohong Yin may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 53,646,761 Shares.

CUSIP No. 16944W104	13D/A	Page 5 of 6

CST may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 53,520,241 Shares.

(c) As described in greater detail in Item 6, below, on June 28, 2019 and on July 3, 2019, CST charged an additional 533,334 ADSs and 8,220,485 Ordinary Shares, respectively, to Alpha. (d) - (e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

“As described in Item 3 and Item 6 of Amendment No. 6, filed June 25, 2018, on June 19, 2018, CST, Zhu Zhengdong and Yin Baohong entered into the Loan Agreement with Alpha.

Pursuant to the Loan Agreement, if the market value of the Ordinary Shares and ADSs charged to Alpha, combined with the unutilized portion of the loan from Alpha and any other assets allowed by Alpha to be acquired using the proceeds of the loan, when divided $25 million (the “Floating Pledge Ratio”), is less than 1.6, Alpha may require CST to charge additional Ordinary Shares and ADSs to Alpha such that the Floating Pledge Ratio is no less than 2.0. Similarly, both the Charge over Shares described in Item 6 of, and filed as Exhibit 2 to, Amendment No. 6, and the Additional Share Charge described in Item 6 of, and filed as Exhibit 2 to, Amendment No. 7, filed August 22, 2018, require that CST charge additional Ordinary Shares and ADSs, respectively, to Alpha if the Floating Pledge Ratio is lower than 1.6.

On June 28, 2019, and on July 3, 2019, respectively, due to fluctuations in the market price of the Ordinary Shares and ADSs that rendered the Floating Pledge Ratio below 1.6, CST charged an additional 533,334 ADSs and 8,220,485 Ordinary Shares to Alpha pursuant to the Additional Share Charge and Charge over Shares, respectively.”

CUSIP No. 16944W104	13D/A	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2019

Zhengdong Zhu

/s/ Zhengdong Zhu

Baohong Yin

/s/ Baohong Yin

Champion Shine Trading Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Sole Director